Exhibit 99.1

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2024
		USD’000	As of December 31, 2023
	Notes	(Unaudited)	USD’000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net		1,946	161
Intangible assets, net		1	1
Right-of-use assets, net	13	310	-
Security deposit		166	-
Loan receivable	9	10,768	5,181
Note Receivable	20	5,490	6,949
Total noncurrent assets		18,681	12,292

CURRENT ASSETS
Trade receivable		1,508	-
Other receivables and prepayments		4,367	2,871
Available-for-sale financial assets		-	99
Due from related parties	16	1,286	1,316
Cash and bank balances		2,322	536
Total current assets		9,483	4,822

Total assets		28,164	17,114

CURRENT LIABILITIES
Trade payables	11	639	-
Accrued liabilities and other payables	12	1,077	216
Unearned revenue		1,009	27
Amounts owed to related parties	16	53	78
Lease liabilities	13	117	-
Taxes payable		763	281
Total current liabilities		3,658	602

NET CURRENT ASSETS		5,825	4,220

NONCURRENT LIABILITIES
Lease liabilities	13	227	-
Note payable	14	6,245	2,111
Total noncurrent liabilities		6,472	2,111

Total liabilities		10,130	2,713

NET ASSETS		18,034	14,401

EQUITY
Reserves	15	17,145	13,985
Noncontrolling interest		889	416

Total equity		18,034	14,401

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

		SIX MONTHS ENDED JUNE 30,
		2024	2023
	Notes	USD’000	USD’000

Net sales	5	43,462	44,636

Cost of goods sold		39,969	37,824

Gross profit		3,493	6,812

Other income	5	651	409
Selling and distribution expenses		(3,130)	(7,100)
Administrative expenses		(6,863)	(5,588)
Finance costs		(537)	-
Other expenses		(139)	-

Loss before taxation	6	(6,525)	(5,467)

Income tax expense	7	2	-

Net loss for the period from continuing operations		(6,527)	(5,467)

Discontinued operations
Gain on disposal of discontinued operations		-	10,659
Loss from discontinued operations	18	-	(200)
Net income (loss)		(6,527)	4,992

Net income (loss) attributable to :
Equity holders of the Company		(6,635)	4,997
Non-controlling interest		108	(5)
Net income (loss)		(6,527)	4,992

Net loss attributable to the equity holders of the Company arising from:
Continuing operations		(6,635)	(5,462)
Discontinued operations		-	10,459

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		(913)	(598)

Total comprehensive income (loss)		(7,440)	4,394

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(7,548)	4,399
Non-controlling interest		108	(5)
Total comprehensive income (loss)		(7,440)	4,394

Total comprehensive income (loss) arising from:
Continuing operations		(7,440)	(6,065)
Discontinued operations		-	10,459

Income (loss) per share attributable to the equity holders of the Company
Basic (USD)	8
— from continuing operations		(0.96)	(3.38)
— from discontinued operations		-	6.48
Diluted (USD)	8
— from continuing operations		(0.96)	(3.38)
— from discontinued operations		-	5.27

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Accumulated deficit	Currency translation reserve	Total	Noncontrolling Interest	Total Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Notes				15

Balance at January 1, 2024	121,768	(79,596)	9,257	27,229	21,238	9,614	(98,097)	2,208	13,621	780	14,401
Net loss for the period	-	-	-	-	-	-	(6,635)	-	(6,635)	108	(6,527)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(913)	(913)	-	(913)
Total comprehensive income for the period	-	-	-	-	-	-	(6,635)	(913)	(7,548)	108	(7,440)
Issuance of new shares for equity financing	4,297	-	-	-	-	-	-	-	4,297	-	4,297
Warrants exercised	1,228	-	-	-	-	-	-	-	1,228	-	1,228
Conversion of long-term notes into common shares	106	-	-	-	-	-	-	-	106	-	106
Equity compensation - employee share-based compensation	-	-	-	5,442	-	-	-	-	5,442	-	5,442
Balance at June 30, 2024	127,399	(79,596)	9,257	32,671	21,238	9,614	(104,732)	1,295	17,146	888	18,034

Balance at January 1, 2023	112,821	(79,596)	9,257	20,348	21,238	9,614	(96,072)	2,468	78	797	875
Net loss for the period	-	-	-	-	-	-	4,997	-	4,997	(5)	4,992
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(598)	(598)	-	(598)
Total comprehensive loss for the period	-	-	-	-	-	-	4,997	(598)	4,399	(5)	4,394
Issuance of new shares for equity financing	7,640	-	-	-	-	-	-	-	7,640	-	7,640
Conversion of long-term notes into common shares	21	-	-	-	-	-	-	-	21	-	21
Equity compensation - employee share-based compensation	109	-	-	4,006	-	-	-	-	4,115	-	4,115
Balance at June 30, 2023	120,591	(79,596)	9,257	24,354	21,238	9,614	(91,075)	1,870	16,253	792	17,045

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

		Six Months Ended June 30,
		2024	2023
	Notes	USD’000	USD’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxation		(6,525)	5,192
Adjustments for
Operating lease charge		33	-
Depreciation of property, plant and equipment		40	26
Gain on disposal of subsidiaries	18	-	(10,659)
Loan forgiveness by related party		-	(167)
Loss on convertible note	14	6	5
Standstill fee on note payable		125	-
Share based compensation	15	5,442	4,115
Interest expense on lease liability	13	13	-
Amortization of OID of convertible note	13	28	22
Operating cash flows before working capital changes		(838)	(1,466)
Increase in trade receivables		(1,508)	-
Increase in other receivables and prepayments		(2,190)	(1,325)
Increase in loan receivable		(5,587)	(4,688)
Increase (Decrease) in trade payables		639	(70)
Increase in unearned revenue		982	56
Increase (Decrease) in taxes payable		480	(106)
Increase in accrued liabilities and other payables		862	8
Cash used in operations		(7,160)	(7,591)
Interest paid		-	-
Income tax paid		-	(14)
Net cash generated from operating activities from discontinued operations		-	2,038

Net cash used in operating activities		(7,160)	(5,567)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(1,825)	(72)
Decrease in notes receivable		1,460	-
Decrease in available-for-sale financial asset		99	126
Decrease in restricted cash		-	299
Cash disposed as a result of disposal of subsidiaries		-	(37)
Net cash used in investing activities from discontinued operations		-	-

Net cash generated from (used in) investing activities		(266)	316

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities		(13)	-
Insurance of share capital for equity financing	15	4,297	7,661
Warrants exercised		1,228	-
Proceeds from promissory note		4,630	-
Repayment of promissory note		(550)	-
Advance from related parties	16	533	55
Net cash used in financing activities from discontinued operations		-	(2,064)

Net cash generated from financing activities		10,125	5,652

NET INCREASE IN CASH & EQUIVALENTS		2,699	401
CASH & EQUIVALENTS, BEGINNING OF PERIOD		536	612
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(913)	(560)

CASH & EQUIVALENTS, END OF PERIOD		2,322	453

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(UNAUDITED)

1. GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprise” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ Stock Market (Ticker: AEHL). The head office of the Company is located at Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, the People’s Republic of China (“PRC”).

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares.

On February 27, 2024, the Company entered into a stock transfer agreement with Right Fortress Limited, through which Right Fortress Limited transferred all its equity in Million Stars US Inc (“Million Star”) to Antelope Enterprise Holdings USA Inc. Million Star is mainly engaged in the computing power activities.

Antelope Enterprise and its subsidiaries’ corporate structure as of June 30, 2024 was as follows:

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2023 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Effective January 1, 2024, the Company changed its financial statements presentation of its reporting currency from RMB to USD. Financial information for all periods presented in the filing were recast into the new reporting currency using a methodology consistent with IAS 21. Accordingly, the interim consolidated financial statements as of June 30, 2024 and December 31, 2023, and for the six months ended June 30, 2024 and 2023 were presented in USD, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 30, 2024.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2023 annual financial statements, except for the change of reporting currency and accounting policy changes that are expected to be reflected in the 2024 annual financial statements. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2023 annual financial statements.

3. CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Effective January 1, 2024, the Company changed its presentation currency from RMB to USD to be more relevant to users.

Prior to January 1, 2024, the Company reported its annual and interim consolidated financial statements in RMB. In making this change in presentation currency, the Company followed the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates. In accordance with IAS 21, comparable financial statements for the six months ended June 30, 2023 have been restated retrospectively in the new presentation currency of USD using the current rate method.

The consolidated financial statements as of December 31, 2023 of the Company have been prepared in RMB and translated into the new presentation currency of USD using the current rate method.

The procedure under the current rate method as applied in these interim condensed unaudited consolidated financial statements is outlined as below:

●	balances for the six months ended June 30, 2023 reported in the Interim Condensed Unaudited Consolidated Statement of Comprehensive Income (Loss) and Interim Condensed Unaudited Consolidated Statements of Cash Flows have been translated into USD using average foreign currency rates prevailing for the period;

●	balances as at and for the six months ended June 30, 2023 reported in the Interim Condensed Unaudited Consolidated Statement of Change in Equity, including share-based payment reserve, foreign currency translation reserve, deficit and share capital, have been translated into USD using historical rates; and

●	basic and diluted loss per share for the six months ended June 30, 2023 have been restated to USD to reflect the change in presentation currency.

All resulting exchange differences arising from the translation are included as separate component of other comprehensive income (loss).

The effect of the change in functional currency to USD was applied prospectively in the financial statements effective January 1, 2024. The financial position of the Company as at January 1, 2024 has been translated from RMB to USD at an exchange rate of 7.10.

All transactions for the Company are recorded in USD from January 1, 2024 and onwards. Transactions denominated in currencies other than USD are considered foreign currency transactions. Foreign currency transactions are translated into USD using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to USD using period-end foreign currency rates. Foreign currency gains and losses arising from the settlement of foreign currency transactions are recognized in profit or loss.

At the date of authorization of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the six months ended June 30, 2024 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group :

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The management of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

5. REVENUE AND OTHER INCOME

a)	Revenue comprises the fair value of the consideration received or receivable for the sale of goods.

An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2024	2023
	USD’000	USD’000
Revenues
Continuing operations
Business management and consulting	-	477
Livestreaming ecommerce	43,462	44,159

Discontinued operations
Sale of tiles (Note 18)	-	390

Total revenues	43,462	45,026

Other income
Continuing operations
Interest income	213	77
Government grant	-	45
Tax subsidy	438	120
Loan forgiveness	-	167

Discontinued operations
Other income (Note 18)	-	825
Total other income	651	1,234

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

All of the Company’s operations are considered by the chief operating decision makers to be aggregated into three reportable operating segments: 1) the provision of livestreaming ecommerce industry which was acquired as part of a strategic transformation towards trending technology businesses in China to mitigate the challenging conditions in the real estate market in China, and associated industries like the Company’s legacy ceramic tile business, (2) business management and consulting; and (3) the manufacture and sale of standard to high-end ceramic tiles, which was disposed by the Company in April 2023. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

The following table shows the Company’s operations by business segment for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
	2024	2023
	USD’000	USD’000
Revenues
Discontinued operations
Sales of tile products	-	390
Continuing operations
Consulting income / software	-	477
Livestreaming ecommerce	43,462	44,159
Total revenues	43,462	45,026

Cost of revenues
Discontinued operations
Sales of tile products	-	1,091
Continuing operations
Consulting income / software	65	1,177
Livestreaming ecommerce	39,904	36,647
Total cost of revenues	39,969	38,915

Operating costs and expenses
Discontinued operations
Sales of tile products	-	468
Continuing operations
Consulting income / software	139	373
Livestreaming ecommerce	3,641	7,676
Other	6,750	4,639
Total operating costs and expenses	10,530	13,156

Bad debt expense (reversal)
Discontinued operations
Sales of tile products	-	144
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	-
Total bad debt expense		144

Other expenses
Discontinued operations
Sales of tile products	-
Continuing operations
Consulting income / software	-	-
Livestreaming ecommerce	139	-
Total other expenses	139	-

Other income
Discontinued operations
Sales of tile products	-	825
Continuing operations
Consulting income / software	-	11
Livestreaming ecommerce	446	154
Other	205	244
Total other income	651	1,234

Loss from operations
Sales of tile products	-	(200)
Consulting income / software	(212)	(1,062)
Livestreaming ecommerce	224	(11)
Other	(6,537)	(4,394)
Loss from operations	(6,525)	(5,667)

	As of June 30, 2024	As of December 31, 2023
	USD’000	USD’000
Segment assets
Ceramic tile products	-	-
Consulting income/software	13,535	7,231
Livestreaming ecommerce	3,692	1,903
Others	10,937	7,980
Total assets	28,164	17,114

6. LOSS BEFORE TAXATION

	For the six months ended June 30,
	2024	2023
	USD’000	USD’000
Finance costs
Interest expense on lease liability	13	42
Interest expense on note payable	524
Cost of inventories recognized as an expense (including depreciation charge of right-of-use assets for leases)	-	1,091
Depreciation of fixed assets	40	26
Depreciation charge of right-of-use assets for leases (included in the administrative expenses)	33	-
Marketing and promotion expense	2,958	6,431

7. INCOME TAX

	For the six months ended June 30,
	2024	2023
	USD’000	USD’000
Continuing operations
Current Tax:
PRC Income Tax Expense	1	-
US Income Tax Expense	1	-
Deferred tax expense	-	-
	2	-

Discontinued operations did not incur any income tax expense for the six months ended June 30, 2024.

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2024 and 2023.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income, the corporate tax rate in Hong Kong is a two-tier one starting with the year of assessment 2018/2019 (from April 1, 2018): the tax is 8.25% (7.5% for unincorporated companies) on the first 2 million HKD of taxable profits and 16.5% (15% for unincorporated companies) for the rest of the profits. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2024 and 2023.

US Income Tax

The Company’s U.S. subsidiaries are subject to U.S. federal income tax rate of 21%, and New York state corporate income tax with rates ranging from 6.5% to 7.25%.

PRC Income Tax

Most subsidiaries of the Company in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law”, and the applicable income tax rate for the six months ended June 30, 2024 and 2023 is 25%. Both Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) and Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) are subject to 2.5% preferential income tax rate for the six months ended June 30, 2024 and 2023.

8. LOSS PER SHARE

	For the six months ended June 30,
	2024	2023
	USD’000	USD’000
Loss attributable to holders of ordinary shares (USD’000):
Net loss from continuing operations	(6,635)	(5,462)
Net income from discontinued operations	-	10,459
Weighted average number of ordinary shares outstanding used in computing basic earnings per share *	6,923,985	1,614,471
Weighted average number of ordinary shares outstanding used in computing diluted earnings per share *	6,923,985	1,984,646
Income (loss) per share - basic (USD)
From continuing operations	(0.96)	(3.38)
From discontinued operations	-	6.48
Income (loss) per share - diluted (USD) **
From continuing operations	(0.96)	(3.38)
From discontinued operations	-	5.27

*	The number of shares reflected the one-for-ten reverse split effective on September 18, 2023.

**	Warrants to purchase Class A ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2024 and 2023, 1,037,559 shares and 135,316 shares, respectively, on a weighted average basis of potential Class A ordinary shares related to outstanding Class A ordinary shares warrants were excluded from the calculation of diluted net loss per share from continuing operations as such shares are antidilutive when there is a loss.

9. LOAN RECEIVABLE

From March 31, 2023 to June 30, 2024, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed a total of $ 10,768,000 from Antelope Enterprise Holdings (Chengdu) Co., Ltd. This loan will be repaid in installments over a period of three years from the date of disbursement.

10. NOTE RECEIVABLE

On April 28, 2023, the Company completed the sale of Stand Best Creation Limited and its subsidiaries, Hengda and Hengdali, to New Stonehenge Limited for a total of USD $8,500,000. New Stonehenge Limited has agreed to make the payment in four equal installments on a date that falls 48 months after the effective date of the transaction, with an annual interest rate of 5%. For the six months ended June 30, 2024 and 2023, the Company recorded interest income of $ 213,000 and $ 71,000. As of June 30, 2024, total balance of note receivable was $ 5,490,000.

11. TRADE PAYABLES

	As of
	June 30, 2024	December 31, 2023
	USD’000	USD’000
Trade payables	639	-

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2024	December 31, 2023
	USD’000	USD’000
Accrued salary	45	69
Accrued interest	542	144
Accrued liabilities - others	490	3
	1,077	216

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13. RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a) Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at January 1, 2024	$	nil
Net book amount at June 30, 2024		$310,000

Net book amount at January 1, 2023		$68,000
Net book amount at December 31, 2023	$	nil

The lease liabilities for continuing operations are as below:

	June 30, 2024	December 31, 2023
	USD’000	USD’000
Lease liabilities - current	117	-
Lease liabilities – noncurrent	227	-
	344	-

Contractual undiscounted cash flows for the leases:

As of December 31, 2023
Within one year	One to five years	Total contractual undiscounted cash flow
USD’000	USD’000	USD’000
150	250	400

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts from continuing operations relating to leases:

Six Months ended
June 30, 2024
USD’000
Amortization charge of right-of-use assets	33
Interest expense	13

Six Months ended
June 30, 2023
USD’000
Amortization charge of right-of-use assets	-
Interest expense	-

The consolidated income statement shows the following amounts from discontinued operations relating to leases:

Six Months ended
June 30, 2023
Amortization charge of right-of-use assets	616
Interest expense	42

The total cash outflow in financing activities for leases during the six months ended June 30, 2024 and 2023 was $ 13,000, and $ nil, respectively.

The total cash outflow in financing activities from discontinued operations for leases during the six months ended June 30, 2024 and 2023 was $ nil and $ 2,064,000, respectively.

14. NOTE PAYABLE

Unsecured Promissory Note in December 2022

On December 12, 2022, the Company entered into a note purchase agreement (the “2022 Note Purchase Agreement”) with an investor, pursuant to which the Company issued to the investor an unsecured Promissory Note of $1,332,500, for $1,250,000 in gross proceeds. The note included an original issue discount, or OID, of $62,500 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. This OID was recognized as a debt discount is amortized over the life of the note. The note bears interest at 8% per annum compounding daily, and has a term of 18 months. Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the 2022 note purchase price date (the “2022 Note Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the 2022 Note Redemption Start Date, if the Company has not reduced the outstanding balance by at least $200,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $200,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the 2022 Note Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default (as defined in the note), the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

During the six months ended June 30, 2024, the Company amortized OID of $ 18,593 and recorded $ 37,046 interest expense on this note, and the Company and Lender exchanged partitioned notes of $ 100,000 for the delivery of 68,913 Class A ordinary shares. The Company recorded $ 6,126 loss on conversion of these notes in the six months ended June 30, 2024 and made repayment of $ 450,000 by cash to this note.

During the six months ended June 30, 2023, the Company amortized OID of $ 20,833 and recorded $ 52,376 interest expense on this note and the Company and Lender exchanged Partitioned notes of $ 15,000 for the delivery of 22,751 Class A ordinary shares. The Company recorded $ 4,955 loss on conversion of these notes in 2023. On September 1, 2023, the Company and the investor entered into a standstill agreement with regard to the certain promissory note issued to the investor dated December 12, 2022. Pursuant to the standstill agreement, the Investor agreed not to redeem any portion of such promissory note until November 30, 2023. The Company, in return, agreed to increase the Outstanding Balance of such note by $96,091 as of the date thereof.

As of June 30, 2024 and December 31, 2023, the outstanding principal balance of this note was $ 494,180 (net of unamortized OID of $ nil) and $ 1,069,999 (net of unamortized OID of $18,593), respectively.

Unsecured Promissory Note in July 2023

On July 26, 2023, the Company entered into a note purchase agreement (“2023 Note Purchase Agreement) with an investor, pursuant to which the Company issued to the investor an unsecured Promissory Note of $ 1,070,000, for $1,000,000 in gross proceeds. The note included an original issue discount, or OID, of $50,000 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. This OID was recognized as a debt discount is amortized over the life of the note. The note bears interest at 8% per annum compounding daily, and has a term of 18 months. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “2023 Note Purchase Price Date”). The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the 2023 Note Purchase Price Date (the “2023 Note Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the 2023 note Redemption Start Date, if the Company has not reduced the Outstanding Balance by at least $160,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $160,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the 2023 Note Purchase Agreement, while the note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing.

During the six months ended June 30, 2024, the Company amortized OID of $9,543 and recorded $ 46,344 interest expense on this Note. As of June 30, 2024 and December 31, 2023, the outstanding principal balance of this note was $ 1,120,535 (net of unamortized OID of $19,086) and $1,041,371 (net of unamortized OID of $28,629), respectively.

Unsecured Promissory Note in January 2024

On January 25, 2024, the Company entered into a note purchase agreement (the “2024 Note Purchase Agreement”) with Guoxiang Hu (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note in the principal amount of $4,630,000 (the “Note”). The Note bears interest at a rate of 16% per annum. All outstanding principal and accrued interest on the Note will become due and 9 months after the purchase price of the Note is delivered by Investor to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the outstanding balance of the Note prior to its maturity date.

Global Pacific Securities US Inc. (“Global Pacific”) has acted as the lead advisor of the Company for the transaction contemplated in the 2024 Note Purchase Agreement, and the Company agreed to pay Global Pacific a cash fee equal to three percent (3%) of the gross proceeds and to reimburse Global Pacific for its accountable expenses up to $30,000 and to issue to Global Pacific restricted Class A ordinary shares of the Company (“Share Compensation”), in an amount equal to 7.5% of the gross proceeds. On February 2, 2024, the Company issued 193,994 restricted Class A ordinary shares to Global Pacific.

In addition, the Company may not assign the Note without prior written consent of the Investor. The Investor may be sold, assigned or transferred by the Investor without the Company’s prior written consent. However, in the event that the Company has identified any individual(s) or entity(ies) that is satisfactory to the Company, to purchase the Note from the Investor, the Investor agreed to use his best efforts to sell, transfer and assign the Note to such individual or entity identified by the Company within ten (10) calendar days following receipt of a written notice from the Company, at a price that equal to the outstanding balance of the Note.

Under the 2024 Note Purchase Agreement, Weilai Zhang, our CEO and Chairman of the board, agreed to enter into a share pledge agreement with the Investor, on January 25, 2024 (the “Pledge Agreement”), to pledge all Class B ordinary shares of the Company, no par value (“Class B ordinary shares”) owned by him, including any additional Class B ordinary shares issued to him while the Note is outstanding, and any proceeds thereof to secure the Company’s payment and performance of any and all obligations, liabilities and indebtedness of the Company to the Investor pursuant to the terms of the 2024 Note Purchase Agreement.

For the six Months ended June 30, 2024, the Company record $ 314,840 interest expense on this promissory note. As of June 30, 2024, the outstanding principal balance of this note was $ 4,630,000.

15. SHARE CAPITAL

On September 18, 2023, the Company effected a one-for-ten reverse split of its issued and outstanding Class A ordinary shares. The consolidated financial statements for the six months ended June 30, 2023 were retroactively restated to reflect this reverse split, unless otherwise specified.

	June 30, 2024	December 31, 2023
	Number	Number
	of shares	of shares
Authorized:
Preferred shares, no par value	50,000,000	50,000,000
Class A Ordinary shares, no par value	200,000,000	200,000,000
Class B Ordinary shares, no par value	50,000,000	50,000,000

June 30, 2024
Number
of shares
Outstanding and fully paid:
Ordinary shares, no par value
At January 1, 2024	3,251,918
Issuance of new shares for equity financing	3,238,067
Warrants exercised and buy-back	1,456,080
Note conversion into shares	68,913
Equity compensation	3,632,325
At June 30, 2024	11,647,303

Warrants

On February 12, 2021, the Company entered into a Securities Purchase Agreement (“2021 SPA”) with certain institutional investors for the sale of 588,235 common shares (pre-reverse split), at a purchase price of $3.57 per share. Concurrently with the sale of the Common Shares, pursuant to the 2021 SPA the Company also sold warrants to purchase 588,235 common shares (pre-reverse split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

In addition, the Placement Agent of this offering also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $4.46 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

Grant date (investors and placement agent, respectively)	February 17, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	4.45
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.57 & 4.46
Volatility		107%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.57%
Average fair value at grant date	US$	3.54

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “June 2021 SPA”) with three institutional accredited investors pursuant to which it sold 913,875 of the Company’s common shares (pre-reverse split) at the per share price of $3.48 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the June 2021 SPA, which was $3.42). In a concurrent private placement, the Company sold to such investors warrants to purchase 913,875 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $3.42, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $3,180,285, before the payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $4.35.

Grant date (investors and placement agent, respectively)	June 14, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	3.15
Exercise price at date of grant (investors and placement agent, respectively)	US$	3.42 & 4.35
Volatility		115%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.80%
Average fair value at grant date	US$	2.50

On September 30, 2022, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “2022 SPA”) with two institutional accredited investors pursuant to which it sold 1,666,667 of the Company’s common shares (pre-reverse split) at the per share price of $0.60. In a concurrent private placement, the Company sold to such investors warrants to purchase 1,666,667 common shares (pre-reverse split) (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $0.82, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $1,000,000, before the payment of commissions and expenses. The offering was closed on October 4, 2022.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $0.75.

Grant date (investors and placement agent, respectively)	October 4, 2022
Share price at date of grant (investors and placement agent, respectively)	US$	0.58
Exercise price at date of grant (investors and placement agent, respectively)	US$	0.82 & 0.75
Volatility		104%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		3.96%
Average fair value at grant date	US$	0.43

On February 23, 2024, the Company entered into a certain securities purchase agreement (the “2024 SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell 1,300,000 Class A ordinary shares, (the “Shares”), no par value each (the “Ordinary Shares”), at a per share purchase price of $1.00 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $1.30 million, before deducting any fees or expenses. In a concurrent private placement, the Company also issued the investors warrants to purchase up to 1,300,000 Shares (the “Warrants”). Each Warrant is exercisable for one Class A ordinary share. The Warrants will have an initial exercise price of $1.10 per share and will be exercisable at any time on or after the date of issuance and will expire on the fifth anniversary of the issuance date. The Company plans to use the net proceeds from this Offering for the expansion of the Company’s business in the U.S., and for general corporate purpose.

Following is a summary of the warrant activity for the six months ended June 30, 2024:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at December 31, 2023	362,955	$21.32	2.24
Exercisable at December 31, 2023	362,955	21.32	2.24
Issued	1,300,000	1.10	—
Exercised	1,410,853	1.05	—
Warrants buy-back	202,032	—	—
Expired	—	—	—
Outstanding at June 30, 2024	50,070	34.79	1.74
Exercisable at June 30, 2024	50,070	$34.79	1.74

Equity Financing

On January 10, 2023, the Company entered into a securities purchase agreement with Mr. Weilai (Will) Zhang, the Chief Executive Officer of the Company, Mr. Ishak Han, a director of the Company, and another purchaser, pursuant to which the Company agreed to sell 1,625,000 ordinary shares (pre-reverse split), at a per share purchase price of $0.80. This offering was unanimously approved by the disinterested directors and the board of directors of the Company. The gross proceeds to the Company from this offering were $1.3 million, before deducting any fees or expenses.

On January 13, 2023, the Company entered into a securities purchase agreement with a certain purchaser, pursuant to which the Company agreed to sell 1,234,568 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.81 (the public closing price of the Ordinary Shares as of January 10, 2023. The gross proceeds to the Company from this offering were approximately $1 million, before deducting any fees or expenses.

On March 30, 2023, the Company entered into a securities purchase agreement with five investors, pursuant to which the Company agreed to sell 5,681,820 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.88. The gross proceeds to the Company from this Offering were approximately $5 million, before deducting any fees or expenses.

On August 2, 2023, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company agreed to sell 2,083,333 Class A ordinary shares (pre-reverse split), at a per share purchase price of $0.48. The gross proceeds to the Company from this offering were approximately $1 million, before deducting any fees or expenses.

On February 23, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,300,000 Class A ordinary shares, at a per share purchase price of $1.00. The gross proceeds to the Company from this offering are approximately $1.30 million, before deducting any fees or expenses. In a concurrent private placement, the Company also issued the investors warrants to purchase up to 1,300,000 shares. Each warrant was exercisable for one Class A ordinary share. The warrants had an initial exercise price of $1.10 per share and are exercisable at any time on or after the date of issuance and will expire on the fifth anniversary of the issuance date. The 1,300,000 warrants were fully exercised on June 28, 2024.

On March 15, 2024, the Company entered into a securities purchase agreement (with several investors, pursuant to which the Company agreed to sell 1,727,941 Class A ordinary shares, at a per share purchase price of $1.36. The gross proceeds to the Company from this offering are approximately $2.35 million, before deducting any fees or expenses.

On May 28, 2024, the Company entered into securities purchase agreement (with certain investors pursuant to which the Company agreed to sell 102,041 Class A ordinary shares, (at a per share purchase price of $0.98. The gross proceeds to the Company from this offering are approximately $100,000, before deducting any fees or expenses.

On June 28, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 108,085 Class A ordinary shares, (the “Shares”), at a per share purchase price of $1.602. The gross proceeds to the Company from this offering are approximately $250,000, before deducting any fees or expenses.

Share-based Compensation

From January 1 to June 30, 2024, the Company issued an aggregate of 56,660 shares to its Chief Financial Officer as Share Compensation expense. The fair value of 56,660 shares was $ 97,800.

From January 1 to June 30, 2024, the Company issued an aggregate of 2,100,000 class B shares to its Chief Executive Officer as a Share Compensation expense. The fair value of 2,100,000 shares was $ 2,922,000.

From January 1 to June 30, 2024, the Company issued an aggregate of 886,000 shares to its directors as a Share Compensation expense. The fair value of 886,000 shares was $ 1,311,280.

From January 1 to June 30, 2024, the Company issued an aggregate of 153,032 shares) to its employees as a Share Compensation expense. The fair value of 153,032 shares was $ 249,040.

From January 1 to June 30, 2024, the Company issued aggregate of 436,633 shares to its consultants or consulting firms as Share Compensation expense.

16. RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	As of
	June 30, 2024	December 31, 2023
	USD’000	USD’000
Liping Huang (CEO’s spouse)	489	500
Lei Deng (legal representative of one of the subsidiaries)	270	277
Xiaorong Yang (legal representative of one of the subsidiaries)	527	539
Total	1,286	1,316

	As of
	June 30, 2024	December 31, 2023
	USD’000	USD’000
Amounts owed from related parties	53	78

As of June 30, 2024 and December 31, 2023, the Company had due to CEO of $ 53,000 and $ 78,000.

17. COMMITMENTS

(a) Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contributions. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of
	June 30, 2024	December 31, 2023
	USD’000	USD’000
Contracted for capital commitment with respect to capital contributions to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	3,672	3,672
Antelope Chengdu	6,422	6,604
Hainan Antelope Holding	8,976	8,976
Antelope Future (Yangpu)	8,587	8,587
Antelope Investment (Hainan)	7,042	7,042
Antelope Ruicheng Investment	6,654	6,654
Hubei Kylin Cloud Service Technology	704	704
Wenzhou Kylin Cloud Service Technology	704	704
Jiangxi Kylin Cloud Service Technology	704	704
Anhui Kylin Cloud Service Technology	408	408

18. ASSETS AND LIABILITIES OF DISPOSAL GROUP

Since the ceramic tiles manufacturing business of the Company has experienced significant hurdles due to the significant slowdown of the real estate sector and the impacts of COVID-19 in China, on April 28, 2023, the Company divested of its ceramic tiles manufacturing business, which was conducted through the Company’s two subsidiaries, Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd.

Jiangxi Hengdali Ceramics is wholly owned by Jinjiang Hengda Ceramics, which is a wholly owned subsidiary of Stand Best Creation Limited, a Hong Kong company. Stand Best Creation Limited is a wholly owned subsidiary of Success Winner Limited which is 100% owned by the Company (“the Disposition Group”).

On December 30, 2022, Success Winner Limited, Stand Best Creation Limited and New Stonehenge Limited, a British Virgin Islands exempt company which is not affiliate of the Company or any of its directors or officers, entered into certain share purchase agreement (the “Disposition SPA”. Pursuant to the Disposition SPA, New Stonehenge Limited agreed to purchase Stand Best Creation, and in exchange New Stonehenge Limited agreed to issue a 5% unsecured promissory note to Success Winner Limited with principal amount of $8.5 million with a maturity date on the fourth anniversary of its issuance (the “Note”).

The Disposition Transaction has been approved by Company’s shareholders on February 21, 2023. The disposal of the subsidiaries for the ceramic tile manufacturing business were completed on April 28, 2023.

The following table summarizes the carrying value of the assets and liabilities of disposal group at the closing date of disposal. The Company recorded USD 73.8 million gain on disposal of the subsidiaries, which was the difference between the selling price of US$8.5 million and the carrying value of the net assets of the Disposition Group.

As of April 28, 2023
USD’000

Right-of-use assets, net	3,678
Inventories, net	3,558
Trade receivables, net	397
Other receivables and prepayments	399
Cash and bank balances	35
Accrued liabilities and other payables	(2,640)
Amounts owed to related parties	(4,835)
Lease liabilities	(2,664)
Taxes payable	(11)

The financial performance and cash flow information of disposed group for the six months ended June 30, 2023 was as following:

Six Months Ended June 30, 2023
USD’000
Financial performance

Net sales	390

Cost of goods sold	1,091

Gross loss	(701)

Other income	825
Selling and distribution expenses	(219)
Administrative expenses	(207)
Bad debt Reversal (expense)	144
Finance costs	(42)

Loss before taxation	(200)

Gain on disposal of discontinued operations	10,659
Income tax expense	-

Net loss for the year from discontinued operations	10,459

Cash flow information

Net cash generated from operating activities from discontinued operations	2,038

Net cash used in investing activities from discontinued operations	-

Net cash used in financing activities from discontinued operations	(2,064)

Net (decrease) increase in cash and cash equivalents from discontinued operations	(26)

19. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to June 30, 2024 through the date that the consolidated financial statements were issued. Management has concluded that the following subsequent events required disclosure in the financial statements:

On July 31, 2024, the Company entered into a securities purchase agreement an investor, a registered direct offering an aggregate of 500,000 Class A ordinary shares, of the Company. The gross proceeds from this offering, were approximately $1.25 million, before offering expenses. The Company intends to use the net proceeds received from the Offering for general working capital purposes.